EXHIBIT 99 (11)
---------------

AT THE COMPANY:         AT THE FINANCIAL RELATIONS BOARD:

Karen Dickelman         Tony Ebersole     Laura Kuhlmann    Susan Steidle
Director of Investor    General Info.     Media Inquiries   Analyst
Relations                                                   Inquiries
312 683-3671            312-640-6728      312 640-6727      312 640-6774


FOR IMMEDIATE RELEASE
MONDAY, MAY 4, 1998

        BANYAN STRATEGIC REALTY TRUST ANNOUNCES $32 MILLION OF NEW ACQUISITIONS IN FLORIDA, GEORGIA AND ILLINOIS. OBTAINS COMMITMENT FOR
            PERMANENT FINANCING AND REPLACEMENT LINE OF CREDIT
        Year-to-Date Acquisitions Increase Portfolio by 19 Percent

CHICAGO, May 4, 1998--BANYAN STRATEGIC REALTY TRUST (Nasdaq: BSRTS) today announced the $32 million acquisition of six multi-tenant office properties located in Orlando and Winter Park, Florida, Norcross, Georgia, a northeast suburb of Atlanta, and Bensenville, Illinois, a western suburb of Chicago. The acquisitions add approximately 444,000 net rentable square feet to the Trust's portfolio and bring the Trust's total acquisitions thus far in 1998 to $41.6 million or 568,000 net rentable square feet. As of this date the Trust's property portfolio includes approximately 3.5 million net rentable square feet having acquisition values of approximately $199 million.

The company also announced a financing with Nomura Asset Capital Corporation (Nomura). The financing includes a commitment for a permanent debt financing of $53.5 million and a $25 million revolving acquisition line of credit which together are intended to replace the Trust's previous acquisition line of credit which was scheduled to covert to a one year interest only term loan as of May 31, 1998.

"These properties, which represent the largest group of new acquisitions ever announced by the Trust, increase our presence in the metropolitan Chicago and Atlanta markets, as well as providing an initial presence in Orlando," said Leonard G. Levine, President. He further commented, "In addition, this favorable credit agreement with Nomura increases our financial flexibility as we continue to pursue our acquisition strategy. Already this year, we are well ahead of last year's record pace."

ORLANDO OFFICE BUILDING PORTFOLIO

The Orlando Office Building Portfolio consists of four multi-tenant office properties in Orlando and Winter Park, Florida. The portfolio includes sixteen buildings containing a total of approximately 291,000 net rentable square feet which were acquired for approximately $23.5 million ($79.87 per square foot) including closing costs and other related expenses. The purchase price equates to a capitalization rate of 10.25 percent on net operating income for the full year 1999. The properties were purchased utilizing proceeds from the Nomura line, which will be repaid upon completion of the permanent financing.



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The aggregate occupancy of the portfolio is 91 percent.  A breakdown of the individual properties in the Orlando Office Building Portfolio are:

* University Corporate Center Winter Park, Florida    7 buildings;
                                                      127,793 square feet;
                                                      94% occupied
* Metric Plaza                Winter Park, Florida    2 buildings;
                                                      32,000 square feet;
                                                      69% occupied
* Park Center                 Orlando, Florida        2 buildings;
                                                      47,219 square feet;
                                                      85% occupied
* Sand Lake
  Technical Center            Orlando, Florida        5 buildings;
                                                      84,085 square feet;
                                                      97% occupied

AVALON RIDGE

Avalon Ridge consists of two single-story office buildings located in Norcross, Georgia, a northeast suburb of Atlanta. The property contains approximately 57,414 net rentable square feet and was acquired for approximately $4.3 million ($75.50 per square foot) including closing costs, tenant completion and related expenses. The purchase price equates to a capitalization rate of 11 percent on net operating income. The acquisition was funded with proceeds borrowed pursuant to the Trust's line of credit with American National Bank and will be repaid upon completion of the permanent financing with Nomura. Avalon Ridge was constructed in 1997 and is currently 100 percent leased. With the acquisition of Avalon Ridge, the Trust's real estate holdings in the greater Atlanta area total approximately 670,000 net rentable square feet.

TOWER LANE BUSINESS PARK

Tower Lane Business Park (Tower Lane) consists of two single-story office buildings located in Bensenville, Illinois, a western suburb of Chicago. The property, containing approximately 95,893 net rentable square feet with a current occupancy of 90 percent, was acquired by Butterfield O'Hare Limited Partnership, a new joint venture between the Trust and an affiliate of Morgan Realty Partners. The trust has a 90 percent interest in the venture. The former owner of Tower Lane is an affiliate of Morgan Realty Partners. Currently, the venture's portfolio consists of the Butterfield Office Plaza, a property formerly owned solely by the Trust, and Tower Lane.

The property was acquired for a total purchase price of $5.1 million ($53.60 per square foot) including closing costs and related expenses, and is the original price that the Morgan Realty Partners affiliate acquired the property for in November of 1996. The acquisition price currently equates to a capitalization rate of 12.6 percent on net operating income. Upon acquisition of Tower Lane, the venture assumed a permanent mortgage loan with USG Annuity Life Insurance Co. The loan, which matures December,

2002, has a current balance of $3.7 million and bears interest at 8.35 percent. The balance of the purchase price was paid for by utilizing the Trust's cash reserves and a ten percent equity contribution to the venture by the Morgan Realty Partners affiliate.



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PERMANENT FINANCING
-------------------

Within the next thirty days, the Trust expects to close with Nomura a collaterized mortgage pool of approximately $53.5 million. The debt under the commitment has a 10-year term at an interest rate set at 120 basis points over 10-year U.S. treasuries, amortized over 26 years. Based on current interest rates, this is roughly 7 percent per annum, which is approximately one percentage point lower than the weighted average interest rate on the Trust's existing debt. The Trust will utilize the proceeds of the Nomura financing to retire certain existing permanent debt that is scheduled to mature within the next twenty four months and to repay amounts borrowed pursuant to the Nomura revolving line and the revolving line with American National Bank, which is not being renewed.

REPLACEMENT LINE OF CREDIT
--------------------------

The Nomura line of credit has an initial term of 24 months at a rate of LIBOR plus 2.00 percent and can be extended for one additional year for a fee of 0.50 percent of the $25 million facility. The Trust will also pay a draw fee of 0.50 percent for the first $25 million borrowed pursuant to the line and 0.125 percent for all borrowings thereafter. This draw fee will be refundable to the extent that the Trust places permanent financing with Nomura at a rate of 0.25 percent of amounts borrowed. No fee was charged on the funds drawn to acquire the Orlando portfolio because it is expected to be permanently financed with the Nomura line during the next 30 days.
In addition to a more favorable rate, the Nomura line provides a streamlined structure that should reduce the costs associated with future acquisitions utilizing proceeds from the line. Mr. Levine commented, "We are pleased that the new line of credit with Nomura will not only reduce our costs but will also work efficiently with the unsecured Morgens, Waterfall & Vintiadis debt to fund future acquisitions."

Banyan Strategic Realty Trust is a diversified equity Real Estate Investment Trust (REIT) with a portfolio that includes primarily flex/industrial and suburban office buildings, as well as retail and residential properties. The properties are located in major metropolitan areas and mid-to-small second tier markets primarily in the Midwest and Southeast United States. Currently, the Trust has 13,269,492 shares of beneficial interest outstanding.

Some of the statements contained in the foregoing are forward-looking statements. Words such as "believes," "intends," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements which are subject to a number of risks and uncertainties, including, among other things, general real estate investment risks, lack of operating history associated with recent acquisitions, potential inability to repay or finance indebtedness at maturity, increases in interest rates, competition for property acquisitions, adverse consequences of failure to qualify as a REIT, and possible environmental liabilities. Actual results could differ materially from those projected in these forward-looking statements. Reference is made to the annual report on Form 10-K filed by the Trust, specifically under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting the Trust's Business Plan" for a more complete discussion of these risk factors. The Trust undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.


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See Banyan's Website at http://www.banyanreit.com for complete company information.

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